02041645

RECD S.E.C.
JUN 2 1 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

0-29644

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
For June 18, 2002

PROCESSED
JUN 2 6 2002
THOMSON
FINANCIAL

ARM Holdings plc

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

ARM Holdings plc

INDEX TO EXHIBITS

Item

1. Press release dated May 28, 2002
2. Section 198 Notification dated May 24, 2002
3. Notification of shareholdings
4. Section 198 Notification dated June 5, 2002
5. Section 198 Notification dated June 6, 2002
6. Press release dated June 11, 2002
7. Disclosure of Interest in shares dated June 11, 2002
8. Section 198 Notification dated June 12, 2002
9. Notification of shareholdings dated June 13, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM Holdings plc

Date: June 18, 2002

By:
Name: Tim Score
Title: Chief Financial Officer

Item 1

MAY 28, 2002

ARM DISMISSES LAWSUIT AS FRIVOLOUS

CAMBRIDGE, UK - May 28, 2002 - ARM [(LSE:ARM) (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions stated today that it will vigorously defend itself against claims of patent infringement made by Nazomi Communications Inc. (Nazomi) in a lawsuit filed May 28, 2002, before the Federal District Court for Northern California.

The suit claims that ARM's Java acceleration technology infringes U.S. patent number 6,332,215.

ARM is confident that its products do not infringe the patent cited in the Nazomi lawsuit or any other Nazomi patents. ARM thoroughly investigated the Nazomi patent portfolio and developed its products in such a way that they would not infringe any Nazomi patents.

"ARM performs extensive patent research during the development of its products," said Mike Muller, ARM's CTO. "Having reviewed our technology, it is obvious that we don't infringe the Nazomi patents."

"We are disappointed that Nazomi would embark upon such a frivolous course of action," said David MacKay, General Counsel, ARM. "We have been in discussion with Nazomi and have given them every opportunity to indicate the basis upon which they believe that an infringement may exist. We have every confidence that we shall prevail in this case and intend pursuing Nazomi for all legal costs incurred by ARM as a result of these premature and ill-conceived proceedings."

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com

ENDS

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; and ARM France SAS.

Item 2

THE CAPITAL GROUP COMPANIES, INC.

333 South Hope Street, Los Angeles, California 90071 • Telephone (213) 486-9200 • Fax (213) 486-9217

28 May 2002

BY FAX - ORIGINAL IN POST
(44 1223 400546)

Arm Holdings plc
110 Fulbourn Road
Cambridge
CB1 9NJ
England

Re: Section 198 Notification

Company Secretary:

Enclosed is a Section 198 Notification dated 24 May 2002.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 198 previously. For a description of our organization, please visit our Web site at www.capgroup.com.

For the purposes of this Notification an outstanding share balance of 1,014,767,176 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notification.

Should you have questions or require additional information, please contact Inmo Khang or Gina Martinez at (213)452-0469, or send a fax message to (213)486-9698. Alternatively, you may contact us via E-mail at NonUSReporting@capgroup.com.

Regards,

Gina Martinez
Compliance Associate

198/90/I

To: Arm Holdings plc
110 Fulbourn Road
Cambridge
CB1 9NJ
England

Date: 24 May 2002

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (1,014,767,176 shares outstanding)

Number of shares in which the Companies have an interest:

106,273,977

Name(s) of registered holder(s):

See Schedule B

As of 24 May 2002

Arm Holdings plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	106,273,977	10.47%
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	41,354,297.00	4.08%
• Capital International Limited	40,722,398.00	4.01%
• Capital International S.A.	10,729,242.00	1.06%
• Capital International, Inc.	468,040.00	0.05%
• Capital Research and Management Company	13,000,000.00	1.28%

Schedule A

Schedule of holdings in Arm Holdings plc
As of 24 May 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	6,440,700
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	782,117
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	17,326,872
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	338,100
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	6,340,708
Cede & Co. 55 Water Street New York, NY 10006	414,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,922,600
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	860,400

Citibank London 11 Old Jewry London EC2R 8DB UK	638,600
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	5,577,800
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	18,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	93,100
State Street Bank & Trust Co.	76,500
Citibank NA Toronto	34,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	23,100
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	54,400
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	411,000

Clydesdale Bank plc	1,800
TOTAL	41,354,297

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,407,800
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	5,788,973
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	9,370,300
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	454,200
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	8,521,700
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	383,900
Citibank London 11 Old Jewry London EC2R 8D8 UK	317,400
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	789,600

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	7,040,181
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	109,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	424,800
State Street Bank & Trust Co.	633,300
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	182,000
Citibank NA Toronto	90,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,386,700
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	2,024,000
Northern Trust AVFC South Africa	334,100

KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	134,244
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	515,000
Bank One London	624,500
Clydesdale Bank plc	190,700
TOTAL	40,722,398

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	75,200
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	173,500
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,049,602
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	83,800
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	800,700
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	260,800
Citibank London 11 Old Jewry London EC2R 8D8 UK	162,300
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	53,200

Morgan Stanley	55,100
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	2,616,300
State Street Bank & Trust Co.	172,300
National Westminster Bank	523,300
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	149,500
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	160,000
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	93,900
Citibank NA Toronto	31,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	691,300

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	577,340
TOTAL	**10,729,242**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	214,100
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	134,630
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	119,310
TOTAL	468,040

Capital Research and Management Company

Registered Name	Local Shares
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	13,000,000
TOTAL	13,000,000

Item 3

Group Corporate Secretariat
54 Lombard Street
London
EC3P 3AH

Tel 020 7699 2305
Fax 0870 242 2733

30 May 2002

The Company Secretary
ARM Holdings PLC
90 Fulbourn Road
Cambridge
CB1 9JN

BARCLAYS

Dear Sir

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 28 May 2002 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.32%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 1018723121 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7699 2305.

Yours faithfully

Geoff Smith
Manager, Secretarial Services
Enc.

LEGAL ENTITY REPORT

ARM HLDGS **SEDOL: 0059585**

As at 28 May 2002 Barclays Plc, through the legal entities listed below, had a notifiable interest in 33831795 ORD GBP0.0005 representing 3.32 % of the issued share capital of 1018723121 units.

Legal Entity	Account Designation		Holding
Barclays Private Bank and Trust Ltd	0.0001		670
Barclays Global Investors, N.A.	0.9276		9,449,432
Barclays Private Bank and Trust Ltd	0.0003		3,500
Barclays Global Fund Advisors	0.0273		278,198
Barclays Global Invetors Japan Trus	0.0615		626,506
Barclays Capital Securities Ltd	0.0618		629,420
Barclays Global Investors Japan Inv	0.0004		4,440
Barclays Nikko Global Invetsors Ltd	0.0369		376,162
Barclays Life Assurance Co Ltd	0.2393		2,437,815
Barclays Global Investors Ltd	1.9434		19,797,972
Woolwich Pension Fund Trust Co Ltd	0.0209		213,100
Barclays Private Bank and Trust Ltd	0.0001		1,080
Barclays Private Bank Ltd	0.0013		13,500
		Total	**33,831,795**

Fidelity Investments

June 3, 2002

Arm Holdings Plc
110 Fulbourn Road
Cambridge, CB1 9NJ
United Kingdom

FAX: 011-44-1223-400-410

ATTN: Company Secretary

Dear Sirs,

Enclosed are notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Julie Finocchio at (617) 563-7883 or by FAX at (617) 476-0363.

Kindest regards,

Julie Finocchio
Compliance Associate

Fidelity Management & Research Company
82 Devonshire Street E14B Boston, MA 02109-3614
Phone: 617 563-7000

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Arm Holdings Plc

2. Notifiable Interest: Ordinary Shares+ ADRs

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:
Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

Fidelity Investments

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By [signature]
Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Fidelity Management & Research Company
82 Devonshire Street E14B
Boston, MA 02109-3614
Phone: 617 563-7000

Schedule A

Security: ARM Holdings Plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	10,449,780	FMRCO	State Street Nominees Limited
	11,230,430	FMRCO	Chase Nominees Limited
	113,320	FMTC	State Street Nominees Ltd.
	551,300	FMTC	HSBC Client Holdings Nominee (UK) Limited
	75,900	FMTC	Bank of New York- Europe
	131,800	FMTC	National Cities
	71,500	FMTC	Nortrust Nominees
	39,500	FMTC	Brown Brothers Harriman
	210,000	FMTC	State Street Bank & Trust
	192,126	FISL	Chase Nominees Limited
	19,020	FPM	Nordea
	174,760	FIL	Chase Nominees Ltd
	505,730	FIL	Nortrust Nominees Ltd
	647,560	FIL	Bankers Trust
	110,970	FIL	State Street Nominees Ltd
	783,780	FIL	RBS Trust Bank
	406,538	FIL	NAB-Australia
	1,174,500	FIL	Northern Trust
	875,249	FIL	State Street Bank & Trust
	318,300	FIL	Mellon Bank
	22,600	FIL	Credit Suisse
	99,020	FIL	KAS Associatie
	121,720	FIL	RBS-EDINBURG
	16,400	FIL	National Australia Bank
	10,870	FIL	HSBC Client Holdings Nominee (UK) Limited
	87,100	FIL	Deutsche Bank AG, London
	221,568	FIL	JP Morgan
	33,700	FIL	Citibank

The following number of ordinary shares are based on the assumed conversion of 1,406,300 ADRs.
(3.00 ordinary shares for each ADR).

	4,108,500	FMRCO	HSBC
	85,800	FMTC	Mellon Bank
	24,600	FMTC	Goldman Sachs
Total Ordinary Shares+ADI	**32,913,941**		
Current ownership percentage:	3.23%		
Shares in issue:	1,018,723,121		

Item 4

198/90/I

To: ARM Holdings plc
110 Fulbourn Road
Cambridge CB1 9NJ
England

Date: 5 June 2002

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (1,014,767,176 shares outstanding)

Number of shares in which the Companies have an interest:

116,746,820

Name(s) of registered holder(s):

See Schedule B

As of 5 June 2002

ARM Holdings plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**116,746,820**	**11.50%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	45,172,997.00	4.45%
• Capital International Limited	42,727,678.00	4.21%
• Capital International S.A.	12,710,342.00	1.25%
• Capital International, Inc.	571,201.00	0.06%
• Capital Research and Management Company	15,564,602.00	1.53%

Schedule A

Schedule of holdings in ARM Holdings plc
As of 5 June 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	6,966,500
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	910,417
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	18,727,772
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	354,400
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	7,176,808
Cede & Co. 55 Water Street New York, NY 10006	414,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEl 0HH	2,141,600
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	992,000

Schedule B

Citibank London 11 Old Jewry London EC2R 8D8 UK	705,700
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	6,035,500
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	18,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	96,100
State Street Bank & Trust Co.	76,500
Citibank NA Toronto	34,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	23,100
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	54,400
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	443,900

Clydesdale Bank plc	1,800
TOTAL	45,172,997

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,628,600
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	6,056,873
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	9,815,400
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	515,300
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	8,574,900
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	402,600
Citibank London 11 Old Jewry London EC2R 8D8 UK	334,000
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	807,600

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	7,519,681
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	131,400
MSS Nominess Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	520,500
State Street Bank & Trust Co.	676,200
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	225,400
Citibank NA Toronto	90,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,405,580
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	2,076,700
Northern Trust AVFC South Africa	334,100

KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	149,844
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	515,000
Bank One London	719,700
Clydesdale Bank plc	228,400
TOTAL	**42,727,678**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	91,800
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	228,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,612,102
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	111,200
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	830,300
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	315,000
Citibank London 11 Old Jewry London EC2R 8D8 UK	197,100
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	61,600

Morgan Stanley	55,100
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	3,341,400
State Street Bank & Trust Co.	209,200
National Westminster Bank	639,500
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	179,100
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	207,700
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	110,800
Citibank NA Toronto	31,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	836,700

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	652,640
TOTAL	**12,710,342**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	242,800
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	209,091
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	119,310
TOTAL	**571,201**

Capital Research and Management Company

Registered Name	Local Shares
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	15,564,602
TOTAL	15,564,602

Item 5

Na

198/90/I

To: ARM Holdings plc
110 Fulbourn Road
Cambridge CB1 9NJ
England

Date: 6 June 2002

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (1,014,767,176 shares outstanding)

Number of shares in which the Companies have an interest:

123,328,369

Name(s) of registered holder(s):

See Schedule B

As of 6 June 2002

ARM Holdings plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	123,328,369	12.15%
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	46,416,897.00	4.57%
• Capital International Limited	45,310,578.00	4.47%
• Capital International S.A.	13,492,742.00	1.33%
• Capital International, Inc.	611,453.00	0.06%
• Capital Research and Management Company	17,494,699.00	1.72%

Schedule A

Schedule of holdings in ARM Holdings plc
As of 6 June 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	7,144,300
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	952,517
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	19,205,772
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	361,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	7,424,608
Cede & Co. 55 Water Street New York, NY 10006	414,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	2,216,300
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,037,200

Citibank London 11 Old Jewry London EC2R 8DB UK	727,900
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	6,174,700
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	18,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	98,100
State Street Bank & Trust Co.	76,500
Citibank NA Toronto	34,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	23,100
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	54,400
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	454,200

Clydesdale Bank plc	1,800
TOTAL	**46,418,897**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,717,400
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	6,332,173
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	10,402,100
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	539,200
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEl 0HH	9,225,000
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	408,900
Citibank London 11 Old Jewry London EC2R 8D8 UK	342,500
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	867,800

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	7,975,281
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	139,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	552,500
State Street Bank & Trust Co.	724,000
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	240,300
Citibank NA Toronto	90,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,480,780
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	2,223,800
Northern Trust AVFC South Africa	357,200

KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	157,844
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	522,200
Bank One London	770,900
Clydesdale Bank plc	241,700
TOTAL	**45,310,578**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	97,500
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	246,600
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,839,102
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	120,600
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	840,400
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	333,600
Citibank London 11 Old Jewry London EC2R 8D8 UK	209,800
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	64,500

Morgan Stanley	55,100
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	3,602,800
State Street Bank & Trust Co.	221,800
National Westminster Bank	685,700
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	189,200
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	266,700
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	116,600
Citibank NA Toronto	31,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	893,300

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	678,340
TOTAL	**19,492,742**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	257,000
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	235,143
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	119,310
TOTAL	611,453

Capital Research and Management Company

Registered Name	Local Shares
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	17,494,699
TOTAL	17,494,699

Item 6

ARM COLLABORATES WITH SEAGATE FOR HARD DISC DRIVE CONTROL

CAMBRIDGE, UK – June 11, 2002 – ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor technology, today announced its collaboration with Seagate to provide embedded, high-performance microprocessor solutions for next-generation hard disc drives. Seagate's recently introduced Cheetah™ 15K.3 and Cheetah™ 10K.6 disc drives are the first ARM Powered® products to be generated by this collaboration (*see press release: Seagate's New Cheetahs Drive Down Storage Total Cost of Ownership – May 6, 2002*).

"The storage market represents tremendous opportunities for ARM, as the convergence of digital imaging, media and networking is driving the demand for increased enterprise and personal storage capacity," said Dave Steer, Storage segment manager at ARM. "Our extensive experience with embedded system design has enabled us to develop a full range of software and hardware intellectual property (IP) and development systems, providing a complete solution for innovative companies like Seagate, that are developing complex SoC designs."

ARM worked closely with Seagate to develop the embedded 'backbone' of the Cheetah disc drives, which use the AMBA® on-chip interconnect technology to incorporate multiple ARM966E-S™ cores. The enhanced level of performance provided by the cores enabled Seagate to create a scalable Cheetah product family of 10K and 15K rpm disc drives for data intensive applications and I/O intensive applications.

Seagate used ARM® Embedded Trace Macrocell technology and Real-Time Trace technology for debug support of each core in the Cheetah disc drives. The ARM Developer Suite™ software, the ARM Multi-ICE® debug hardware and the MultiTrace™ debug hardware, which are all part of the RealView™ development solution were used to accelerate firmware design, and reduce time-to-market for the multiple Seagate disc drives.

"Using ARM technology within Seagate's new Cheetah products has enabled the implementation of virtually any ASIC design, as well as helped to fine tune the performance of the disc drive," said Michael Robinson, Seagate executive director of VLSI development engineering. "The ARM microprocessor core architecture, as well as a tightly-integrated embedded software design and debug environment, enabled us to introduce a wide variety of high-performance products from the same base platform – minimizing time-to-market and overall development costs."

For more information on the ARM architecture, visit www.arm.com or email info@arm.com. For more information on the Seagate Cheetah family of disc drives, visit http://specials.seagate.com/cheetah.

Enquiries:

ARM Holdings plc

Michelle Spencer Tel. 01628 427780

Financial Dynamics

Sarah Marsland / Sarah Manners Tel. 020 7831 3113

About RealView Tools

RealView tools by ARM, provide designers with the best solution for creating and analyzing systems based on ARM technology. Because ARM RealView tools are designed and used by the creators of the ARM architecture, they enable the highest level of pre-silicon evaluation and development and the broadest range of support for future ARM architecture families and derivatives. ARM RealView tools are fully integrated and provide a complete solution to any design or SoC integration challenge, giving the developer higher confidence in first silicon and a faster time-to-market.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

-ENDS-

ARM, ARM Powered, AMBA and Multi-ICE are registered trademarks of ARM Limited. ARM966E-S, ARM Developer Suite, RealView and MultiTrace are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE:ARM and Nasdaq:ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM, Taiwan; and ARM France SAS.

Seagate, Seagate Technology and the Seagate logo are registered trademarks of Seagate Technology LLC. Cheetah is either a trademark or registered trademark of Seagate Technology LLC or one of its affiliate companies. All other trademarks are the property of their respective owners. Seagate reserves the right to change, without notice, product offerings or specifications.

Item 7

Your Fax: 01223 400410

11 June, 2002

Legal & General

Arm Holdings Plc
100 Fulbourn Road
Cambridge
CB1 9NJ
Attn: Company Secretary

Investment Management
Bucklersbury House
3 Queen Victoria Street
London EC4N 8NH
Telephone 020 7489 1888

Companies Act 1985 - Disclosure of Interest in shares

Consequent upon a transfer into management of 715,000 shares on the 10 June 2002, we now hold the following number of shares which are not subject to a concert party and will be registered as follows:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/c 886603	2,195,000	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	4,650,955	
HSBC Global Custody Nominee (UK) Ltd A/c 252605	814,000	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	772,300	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	21,682,934	
HSBC Global Custody Nominee (UK) Ltd A/c 904332	87,200	
HSBC Global Custody Nominee (UK) Ltd A/c 866203	827,000	
	31,029,389	3.04%

Please note that this percentage is based on our understanding that your issued share capital is 1,018,723,121.

Please address any queries you may have to Michelle Lawrence on 0207 528 6701.

Yours faithfully,

Dianne Roffey
Group A Signatory

Lee Toms
Group B Signatory

Andrew Fairhurst / ~~Kristina Hughman~~
Group C Signatory

Item 8

198/90/I

To: ARM Holdings plc
110 Fulbourn Road
Cambridge CB1 9NJ
England

Date: 12 June 2002

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (1,014,767,176 shares outstanding)

Number of shares in which the Companies have an interest:

136,433,135

Name(s) of registered holder(s):

See Schedule B

As of 12 June 2002

ARM Holdings plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	136,433,135	13.44%
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	49,594,897.00	4.89%
• Capital International Limited	50,481,688.00	4.97%
• Capital International S.A.	15,191,642.00	1.50%
• Capital International, Inc.	845,928.00	0.08%
• Capital Research and Management Company	20,318,980.00	2.00%

Schedule A

Schedule of holdings in ARM Holdings plc
As of 12 June 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	7,559,600
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,026,717
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	20,332,972
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	375,100
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	8,108,308
Cede & Co. 55 Water Street New York, NY 10006	414,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	2,396,300
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,145,200

Citibank London 11 Old Jewry London EC2R 8D8 UK	783,300
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	6,669,100
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	18,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	100,200
State Street Bank & Trust Co.	76,500
Citibank NA Toronto	34,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	23,100
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	54,400
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	475,800

Clydesdale Bank plc	1,800
TOTAL	**49,594,897**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,881,600
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	6,866,573
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	11,586,100
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	583,600
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	10,568,500
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	420,800
Citibank London 11 Old Jewry London EC2R 8D8 UK	357,500
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	990,300

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	8,876,391
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	153,300
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	612,100
State Street Bank & Trust Co.	820,400
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	268,400
Citibank NA Toronto	90,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,637,680
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	2,524,800
Northern Trust AVFC South Africa	400,200

KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	172,044
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	535,600
Bank One London	871,200
Clydesdale Bank plc	262,600
TOTAL	**50,481,688**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	97,500
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	281,100
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	5,264,502
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	138,200
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	1,126,200
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	347,000
Citibank London 11 Old Jewry London EC2R 8D8 UK	233,300
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	69,500

Morgan Stanley	55,100
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	3,995,700
State Street Bank & Trust Co.	245,300
National Westminster Bank	753,700
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	207,500
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	304,700
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	116,600
Citibank NA Toronto	31,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	998,100

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	926,540
TOTAL	**15,191,642**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	283,300
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	281,243
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	119,310
State Street Bank & Trust Co.	162,075
TOTAL	845,928

Capital Research and Management Company

Registered Name		Local Shares
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD		20,318,980
	TOTAL	**20,318,980**

Item 9

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

Company Secretary
Arm Holdings Plc
110 Fulbourn Road
Cambridge
CB1 9NJ

13 June 2002

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

ARM HOLDINGS PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 11 June 2002 we acquired an interest in the shares that resulted in our holding a total of 42,548,805 shares. This is due to our holding 32,531,241 ordinary shares and 3,339,188 American Depository Receipts (equivalent to 10,017,564 ordinary shares) being approximately 4.18% of the issued share capital of the Company.

We have transferred from time to time 31,493,095 shares to a third party on terms which gives us the right to require the return of an equivalent number of shares. Accordingly, our interest in 31,493,095 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Yours faithfully,

Robin Greenwood
Law Division